Exhibit 99.1

News Release

For Immediate Release

West Fraser Reduces OSB Capacity

VANCOUVER, B.C., December 4, 2025 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will indefinitely curtail its oriented strand board (OSB) mill in High Level, Alberta in the spring of 2026 following an orderly wind-down and consumption of the mill’s existing log supply.

Today’s decision is the result of a significant weakening of OSB demand and is expected to reduce West Fraser’s capacity by 860 million square feet (3/8-inch). West Fraser expects to mitigate the impact on the approximate 190 affected employees at the site by providing work opportunities at other company operations, where available.

West Fraser also confirmed that the idling of one of its production lines at its Cordele, Georgia OSB facility since late 2023 will continue indefinitely. The idled production line at Cordele has a capacity of 440 million square feet (3/8-inch).

The most significant uses for West Fraser’s North American OSB products are residential construction (sheathing, sub-flooring, roof decking, etc.), repair and remodelling and industrial applications. The High Level mill has been in the West Fraser family since the OSB line of business was acquired in 2021.

West Fraser expects to record an approximately $200 million asset impairment loss in the fourth quarter of 2025 in connection with the indefinite curtailment of the High Level OSB mill.

About West Fraser

West Fraser is a diversified wood products company with more than 50 facilities in Canada, the United States, the United Kingdom, and Europe, which promotes sustainable forest practices in its operations. The Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, and other residuals. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers and tissue. For more information about West Fraser, visit www.westfraser.com

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the Company’s indefinite curtailment of its High Level OSB mill and one of its production lines of its Cordele, Georgia OSB mill, the anticipated timing of wind-down, utilization of existing log supply and curtailment of the High Level OSB mill, expected reduction of OSB capacity, anticipated asset impairment loss in the fourth quarter of 2025 as well as related workforce impact and our ability to mitigate the impact on affected employees. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions and are subject to inherent risks and uncertainties including our assessment of significant weakening of OSB demand, the size of the estimated asset retirement loss and the ability, costs and time to, wind down, reduce existing log supply and curtail the High Level OSB mill, as well as other factors impacting the demand and prices of our OSB in North America and the consequential impact on the profitability of our Canadian business, financial condition and results of operations. Readers should also refer to the risk factors and uncertainties set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2024, each dated February 12, 2025, as updated in our management’s discussion and analysis quarterly reports filed from time to time, each available at SEDAR+ (www.sedarplus.ca) and EDGAR (www.sec.gov/edgar). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com